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24000101

ANNUAL REPORTS
☒FORM X-17A-5
PART III ✓

SEC FILE NUMBER
8-68904

FEB 27 2024

Washington DC

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 ___ AND ENDING 12/31/23 ___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **CanAm Investor Services, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

48 Wall street, 24th Floor

(No. and Street)

New York	**New York**	**10005**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Peter Calabrese	**(646)-825-8706**	**pcalabrese@canaminvstor.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

YSL & Associates

(Name – if individual, state last, first, and middle name)

11 Broadway	**New York**	**NY**	**10004**
(Address)	(City)	(State)	(Zip Code)

06/06/2006	**2699**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter Calabrese _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CanAm Investor Services, LLC _____, as of 12/31 _____, 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____

Chief Executive Officer

Notary Public

ANN MARIE DALTON
Notary Public, State of New York
No. 01DA6116302
Qualified in Queens County
Commission Expires September 27, 20_24_

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
CanAm Investor Services, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CanAm Investor Services, LLC (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

YSL & Associates LLC

We have served as CanAm Investor Services, LLC's auditor since 2023.

New York, NY

February 26, 2024

3

CANAM INVESTOR SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION

December 31, 2023

Assets

Cash in bank	$	99,879
Cash - Money market funds		4,468,000
Cash and cash equivalents		4,567,879
Accounts receivable - Related parties, net of allowance		3,803,566
Lease - Right of use asset		16,616
Prepaid expenses and other assets		62,503
Total Assets	$	8,450,564

Liabilities and Member's Equity

Liabilities		
Accounts Payable	$	1,477,826
Accrued expenses and other liabilities		58,301
Lease liabilities		25,403
Taxes payable		51,612
Total Liabilities		1,613,142
Member's Equity		6,837,422
Total Liabilities and Member's Equity	$	8,450,564

The accompanying notes are an integral part of the financial statement.

CANAM INVESTOR SERVICES, LLC
NOTES TO FINANCIAL STATEMENT
FOR THE YEAR ENDED December 31, 2023

Note 1 – Organization and Nature of Business

CanAm Investor Services, LLC (the "Company") was organized in the state of Delaware on June 6, 2011. The Company is 100% owned by CanAm BD Holdings, LLC the Parent. The Company was organized as a limited liability company principally to engage in private placement activity (Reg D) and is a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory (FINRA) effective October 25, 2012.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP")

Cash and Cash Equivalents

Cash consists of deposits with banks and a money market mutual fund. For purposes of the statement of cash flows, the Partnership considers as short-term, highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Concentration Credit Risk

The Company maintains a checking account and a brokerage account at one financial institution, which at times exceed federally insured limits. Management has not experienced any losses in such accounts. The checking account balance is insured by the Federal Deposit Corporation (FDIC) up to $250,000 per depositor. The brokerage account balance is insured by Securities Investor Protection Corporation (SIPC) up to a maximum of $500,000. At December 31, 2023, amounts in the brokerage account were in excess of SIPC insured limits by $3,968,000. Management evaluates and believes the Company is not exposed to any significant credit risk on cash and cash equivalents.

Note 2 - Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company is a single member limited liability company and will be treated as a disregarded entity for tax purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal, state and local income tax purposes.

At December 31, 2023, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company would recognize accrued interest and penalties associated with uncertain tax positions, if any, as part of the income tax provision.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Allowance for Credit Losses

Effective January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments – Credit Losses ("ASC Topic 326"). ASC Topic 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances.

The Company identified fees receivable carried at amortized cost as impacted by the new guidance. ASC Topic 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative-effect adjustment to the opening retained earnings as of the beginning of the first reporting period effective. The Company believes there is no impact to opening member's equity upon adoption of ASC Topic 326.

CANAM INVESTOR SERVICES, LLC
NOTES TO FINANCIAL STATEMENT
December 31, 2023

Note 2 - Summary of Significant Accounting Policies (Continued)

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees receivables is not significant until they are 180 days past due on the contractual arrangement and expectation of collection in accordance with industry standards. Management has recorded an allowance of $1,040,000 as of December 31, 2023 on the account receivable, from a related party.

Fees Receivable and Contract Balances

Fees receivables include annual fees due from clients. Fees receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e. unbilled receivable) and are derecognized when either it becomes a receivable, or the cash is received. Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. The company did not have any contract assets or liabilities at January 1, 2023 or December 31, 2023.

Note 3 - Commitments

The Company subleases office space under an Expense Sharing Agreement with affiliated company for three years expiring in December 2024.

Note 4 - Net Capital Requirement

The Company, as a member of the FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2023, the Company's net capital was $2,658,593 which was $2,552,158 in excess of its minimum requirement of $106,435. The Company's aggregate

Note 4 - Net Capital Requirement (Continued)

indebtedness to net capital ratio was 0.60 to 1.

The Company has no obligations under SEC Rule 15c3-3 pursuant to Footnote 74 of the SEC Release No. 34-70073.

Note 5 - Fair Value

Fair Value Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

CANAM INVESTOR SERVICES, LLC
NOTES TO FINANCIAL STATEMENT
December 31, 2023

Note 5 - Fair Value (Continued)

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Money Market Fund value is closely reported by the Company actively traded exchanged.

At December 31, 2023, the Company's fair value hierarchy consisted of Level 1 inputs of cash equivalents, money market fund, in the amount of $4,468,000.

Note 6 –Related Parties' Transactions

Revenues generated from twenty one affiliated partnerships were $9,924,545 for the year ended December 31, 2023. Accounts receivable balance from nineteen affiliated partnerships were $4,011,439 at the beginning of January 1, 2023 and was at $4,843,566 at December 31, 2023. The Company maintains an Expense Sharing Agreement ("ESA") with its affiliate, whereby the affiliate provides office and administrative services, personnel and professional services to the Company.

Note 6 –Related Parties' Transactions (Continued)

Expenses paid to affiliated company and partnership under Expenses Sharing Agreement were $1,726,769 for the year ended December 31, 2023.

	December 31, 2023	
	Revenue	Expense
Income Received	$5,080,979	
Account Receivables	$4,843,566	
CanAm Enterprises LP		$1,726,769

Note 7 – Subsequent Events

These financial statements were approved by management and available for issuance on February 26, 2024. Subsequent events have been evaluated through this date. There have been no subsequent events requiring recognition or disclosure in the financial statements.